Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Micromem Technologies Inc. Completes Financing

     TORONTO and NEW YORK, Aug. 31 /CNW/ - Micromem Technologies Inc.
("Micromem", the "Company") (OTC BB: MMTIF, CNSX: MRM) announces that it has secured arms length financing in the form of a 6 month bridge loan for CAN
$200,000.
     The terms of the bridge loan include a monthly interest rate of 2% for the term of the loan, the issuance of 7,500 share purchase Warrants
("Warrant") exercisable at US $0.40 for a period of 12 months and a conversion privilege, at the holder's option, of up to the entire amount, inclusive of interest, at a rate of US $0.40 per Common Share ("Common Share").
     In addition the Company announces the completion of a non-brokered, arm's length private placement of 200,000 Units at a subscription price of CAN $0.25 per Unit for the gross proceeds of CAN $50,000. Each Unit is comprised of one
Common Share and one common share purchase Warrant. Each Warrant may be exercised for one Common Share at an exercise price of CAN $0.30 for a period of one year.
     The proceeds of these transactions will be used for general working capital purposes and all share issuances will be subject to applicable trade restrictions.

     <<
     About Micromem Technologies Inc. and MASTInc:
     ---------------------------------------------
     >>

     MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies
Inc., a publicly traded (OTC: MMTIF CNSX:MRM) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of
Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies.
Micromem's MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

     Safe Harbor Statement

     This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the
Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate,"
"estimate," "project," "plan," "should," "intend," "may," "will," "would,"
"potential," and similar expressions may be used to identify forward-looking statements.

     The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

     <<
     Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
              CNSX - Symbol: MRM
     Shares issued: 93,294,204
     SEC File No: 0-26005
     >>

     %SEDAR: 00004447E %CIK: 0001085921

     /For further information: Jason Baun, Chief Information Officer,
416-364-2023/
     (MRM. MMTIF)

CO:  Micromem Technologies Inc.

CNW 16:44e 31-AUG-10